UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant's name into English)

367 Syngrou Avenue, 175 64 P.

Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TSAKOS ENERGY NAVIGATION LIMITED FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

• Registration Statement on Form F-3 (No. 333-273740) filed with the SEC on August 4, 2023;

• Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

• Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015; and

• Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended.

• Registration Statement on Form S-8 (No. 333-279039) initially filed with the SEC on May 1, 2024.

1

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2024 and 2023:

	2024		2023
	$ million	% of total	$ million	% of total
Time charter-bareboat	6.3	3%	6.3	3%
Time charter-fixed rate	86.8	41%	68.0	31%
Time charter-variable rate (profit-share)	53.4	25%	63.0	28%
Voyage charter-spot market	66.9	30%	77.7	35%
Voyage charter-contract of affreightment	0.7	1%	6.5	3%
Total voyage revenue	214.1	100%	221.5	100%

Voyage revenue earned for the six months ended June 30, 2024 and 2023:

	2024		2023
	$ million	% of total	$ million	% of total
Time charter-bareboat	12.5	3%	12.5	2%
Time charter-fixed rate	163.2	39%	130.8	27%
Time charter-variable rate (profit-share)	104.1	25%	120.9	25%
Voyage charter-spot market	129.2	31%	196.4	41%
Pool arrangement	0.5	0%	9.3	2%
Voyage charter-contract of affreightment	6.1	2%	12.8	3%
Total voyage revenue	415.6	100%	482.7	100%

Voyage revenue earned during the three months ended June 30, 2024, totaled $214.1 million, a 3.3% decrease, compared to $221.5 million earned in the three months ended June 30, 2023. The decrease was mostly due to softer market rates in the tanker industry compared to the equivalent period of 2023 despite the fact that the tanker market remains on a solid ground with high oil demand mainly due to seasonal factors and continuing geopolitical tensions in the Ukraine and the Middle East.

Total utilization achieved by the fleet (total days that the vessels were actually employed as a percentage of total days in the period that the Company owned or controlled the vessels) was 92.4% in the second quarter of 2024 compared to 94.2% in the second quarter of 2023. The lower employment rate in the second quarter of 2024 is mainly attributed to various vessel repositionings as well as the scheduled dry-docking of three vessels.

The amount of revenue earned on time charter-fixed rate contracts increased by 27.7% to $86.8 million in the second quarter of 2024 from $68.0 million in the second quarter of 2023, mainly due to higher number of vessels operating under fixed rate time charter arrangements. More specifically, the increase is attributed to the acquisition of two second-hand aframax tankers DF Montmartre, DF Mystras and one suezmax tanker Poppy S., all of which were delivered within the fiscal year of 2024 and operated under time charter fixed-rate contracts during the second quarter of 2024. The increase is also attributed to the acquisition of four newly built dual- fuel aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF, delivered between the third quarter of 2023 and the first quarter of 2024, all of which were employed on time charter fixed-rate contracts. Additionally, the respective increase was further strengthened by the impact of European Union (or EU) allowances (or EUAs), deriving from the expanded EU Emissions Trading System (or EU ETS) to the maritime industry, amounting to $0.9 million, compared to $nil in the corresponding period of 2023. These increases were counterbalanced by the lost days of panamax tanker Andes, which was undertaking her dry-docking during the second quarter of 2024, compared to the respective period in 2023 during which this vessel was fully operational under fixed rate time-charter-contract. Operating days on pure time charters increased to 2,855 days in the second quarter of 2024 from 2,308 days in the second quarter of 2023.

2

Revenue earned by vessels operating on time-charter with profit-share arrangements decreased to $53.4 million in the three months ended June 30, 2024, compared to $63.0 million in the second quarter of 2023, the decrease being mainly attributed to the seasonal weakness of the market, as well as the decreased number of vessels employed under profit-sharing arrangements compared to the prior-year period. More specifically, the three aframax tankers (Promitheas, Propontis, and Sakura Princess) and the suezmax tanker (Dimitris P.) operated in the spot market during the second quarter of 2024, were under profit-sharing arrangements during the equivalent period of 2023, and the aframax tanker Nippon Princess being under profit-share arrangements during the second quarter of 2023, was sold in the second quarter of 2024. However, this decrease was counterbalanced by the acquisition of two second-hand vessels Alpes and Aspen, which were delivered during the second quarter of 2024 and operated under time-charter agreements with profit-sharing arrangements. Moreover, the respective decrease was further outweighed by the impact of EUAs, amounting to $0.8 million, compared to $nil in the corresponding period. Operating days utilized on time-charter with profit-share arrangements decreased to 1,361 days in the second quarter of 2024 from 1,554 days in the second quarter of 2023, a 12.4% decrease.

Operating days for pool employment were zero in both the second quarter of 2024 and 2023, due to the sale of the handymax tankers Afrodite, Artemis, Ariadne, Aris, Ajax, Apollon, and the handysize tanker Arion during the first quarter of 2023. These were the only vessels in the fleet operating under pool arrangements. The $0.5 million reported as revenue from these vessels represents outstanding balances, which were settled during the second quarter of 2024.

Employment days on spot and contract of affreightment decreased by 6.9%, to 1,033 in the second quarter of 2024 from 1,110 in the equivalent period of 2023, resulting in a decrease in revenue earned in the second quarter of 2024 by 19.8%, compared to the second quarter of 2023.

During the six months ended June 30, 2024, voyage revenues decreased to $415.6 million from $482.7 million in the first half of 2023, a decrease of $67.1 million, or 13.9%. For the first six months of 2024, the fleet’s utilization rate decreased to 91.9% compared to 95.3% for the first six months of 2023. Lost days arose mainly from the dry-dockings of the suezmax tankers Euronike, Archangel and Alaska, the aframax tankers Nippon Princess and Maria Princess and the panamax tankers Selini, Salamina and Andes. Apart from the lost days related to dry-dockings, the six-month period ended June 30, 2024 also includes lost days on the repositioning voyages of certain other vessels. The respective decrease was further offset by the impact of EUAs and the amortization of liabilities assumed from time charters attached, amounting to $3.2 million and $6.3 million, respectively, during the six months ended June 30, 2024 while those events did not occur in the corresponding half of the previous year.

For the six months ended June 30, 2024, the average daily TCE rate was $33,830 compared to $40,182 for the equivalent period of 2023, a 15.8% decrease. For the second quarter of 2024, the average daily TCE rate was $34,235 per day compared to $38,353 per day for the previous year’s second quarter, a 10.7% decrease. Average daily TCE rate earned for the three and six-month periods ended June 30, 2024 and 2023, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
LNG carrier	49,461	56,809	49,431	52,115
VLCC	35,045	36,727	36,251	37,909
Suezmax	36,002	48,725	35,921	54,564
DP2 Suezmax	50,967	49,106	51,568	49,420
Aframax	32,304	32,531	31,402	33,472
Panamax	31,478	29,675	29,088	29,722
Handymax	—	—	—	33,175
Handysize	20,113	32,615	22,485	41,333

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 99 days lost for the second quarter of 2024 and 270 days lost for the first half of 2024 as a result of calculating revenue on a Loading-to-Discharge basis compared to 117 for the second quarter and 281 for the first half of 2023. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed during the periods. The following table reflects the calculation of our TCE rate for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and net earnings (operating) days):

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Voyage revenues	$214,055	$221,454	$415,644	$482,667
Less: Voyage Expenses	(41,403)	(38,892)	(83,423)	(84,789)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	3,640	3,640	7,280	7,240
Time charter equivalent revenues	$176,292	$186,202	$339,501	$405,118
Divided by: net earnings (operating) days	5,150	4,855	10,036	10,082
Average TCE per vessel per day	$34,235	$38,353	$33,830	$40,182

3

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charter.

Voyage expenses for the three months ended June 30, 2024 and 2023 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2024	2023		2024	2023
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Bunker expenses	24.1	23.9	1.1%	23,331	21,471	8.7%
Port and other expenses	9.9	6.9	43.0%	9,582	6,236	53.7%
Commissions	7.4	8.1	(9.0)%	7,167	7,331	(2.2) %
Total	41.4	38.9	6.4%	40,080	35,038	14.4%
Days on Spot and COA				1,033	1,110

Voyage expenses for the six months ended June 30, 2024 and 2023 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2024	2023		2024	2023
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Bunker expenses	50.9	49.9	2.0%	24,630	20,602	19.5%
Port and other expenses	17.6	16.4	7.6%	8,523	6,759	26.1%
Commissions	14.9	18.5	(19.6)%	7,187	7,632	(5.8)%
Total	83.4	84.8	(1.6) %	40,340	34,993	15.3%
Days on Spot and COA				2,068	2,423

Voyage expenses were $41.4 million during the quarter ended June 30, 2024, compared to $38.9 million during the prior year’s second quarter, a 6.4% increase. Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given year affect bunker prices and consequently voyage expenses.

Both crude oil and global bunker prices increased during the second quarter of 2024, resulting in a 12.0% increase in average delivered price paid by the Company for the supplied bunkers, in the respective period of 2023. In addition, the total quantity of bunkers purchased during the second quarter of 2024 slightly increased compared to the equivalent 2023 period, as more vessels of the fleet operated in the spot market, increasing the average daily bunker expenses by 8.7% during the second quarter of 2024, compared to the equivalent 2023 period. Total port expenses increased by $3.0 million or 43.0% for the second quarter of 2024 compared to the second quarter of 2023, while the average port expenses per vessel per day raised to $9,582 from $6,236, a 53.7% increase. The number of vessels trading on spot and coa market was nineteen compared to seventeen in the prior year quarter and as a result the number of port calls for which we were responsible for expenses heightened. Moreover, the respective increase was further increased by the impact of EUAs, for the amount of $2.6 million, concerning the new regulation and the number of port calls in the European Union which is effective from January 1, 2024, thus there was no impact during the corresponding period in the previous year. During the second quarter of 2024, daily commissions decreased to $7,167 from $7,331 in the second quarter of 2023, a decrease of 2.2%, as a result of decreased revenue compared to the equivalent period of 2023.

Voyage expenses were $83.4 million in the first six months of 2024, compared to $84.8 million in the first six months of 2023, a 1.6% decrease. The decrease in voyage expenses between the six-month periods is mainly attributed to commission expenses, as the revenue generated by the Company during the equivalent period decreased by 13.9%, directly affecting commission expenses. This decrease was counterbalanced by an increase in port and other expenses, which increased by $1.2 million, or 7.6%, between the six-month periods and increased by 26.1% on a daily basis due to a higher number of port calls for which we were responsible for expenses and the impact of EUAs for the amount of $5.2 million. Additionally, bunker expenses increased as the average delivered price paid by the Company for supplied bunkers increased by 4.0%, and daily bunker expenses rose from $20,602 to $24,630 per day due to higher oil prices.

Commissions amounted to $7.4 million, or 3.5% of voyage revenue, during the second quarter of 2024 compared to $8.1 million, or 3.7% of voyage revenues, during the second quarter of 2023. The decrease was due to reduced revenue earned by the Company compared to the prior year equivalent period. For the six-month period ended June 30, 2024, commissions amounted to $14.9 million, or 3.6% of voyage revenue, compared to $18.5 million, or 3.8% of voyage revenues, in the corresponding period of 2023.

4

Vessel operating expenses

Operating expenses for the three months ended June 30, 2024, and 2023 were:

	Operating expenses			Average daily operating expenses per vessel
	2024	2023		2024	2023
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Crew expenses	26.7	25.9	2.9%	5,024	5,280	(4.8)%
Insurances	6.3	5.5	15.4%	1,184	1,110	6.7%
Repairs and maintenance, and spares	8.6	6.6	30.4%	1,627	1,349	20.6%
Stores	2.8	2.4	16.7%	533	494	7.9%
Lubricants	2.0	2.4	(16.7)%	375	487	(23.0)%
Other (quality and safety, taxes, registration fees, communications)	3.3	3.7	(10.4)%	623	752	(17.1)%
Foreign currency (gains) losses	(0.1)	0.2	(196.4)%	(19)	20	(189.2)%
Total	49.6	46.7	6.5%	9,347	9,492	(1.5)%
Earnings capacity days excluding vessels on bare-boat charter				5,314	4,914

Operating expenses for the six months ended June 30, 2024 and 2023 were:

	Operating expenses			Average daily operating expenses per vessel
	2024	2023		2024	2023
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Crew expenses	53.5	51.6	3.6%	5,096	5,087	0.2%
Insurances	11.7	10.8	8.6%	1,108	1,054	5.1%
Repairs and maintenance, and spares	16.0	14.2	12.4%	1,525	1,402	8.7%
Stores	5.7	5.6	2.1%	543	550	(1.2)%
Lubricants	4.5	5.0	(10.5)%	429	495	(13.4)%
Other (quality and safety, taxes, registration fees, communications)	7.0	7.4	(5.3)%	671	733	(8.4)%
Foreign currency (gains) losses	(0.1)	0.3	(121.5)%	(5)	28	(120.8)%
Total operating expenses	98.3	94.9	3.6%	9,367	9,349	0.2%
Earnings capacity days excluding vessels on bare-boat charter				10,489	10,148

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses relating to quality and safety, tonnage tax, registration fees, communications and foreign currency gains or losses.

Total operating costs were $49.6 million during the quarter ended June 30, 2024, compared to $46.7 million during the second quarter of 2023, an increase of 6.5%. The increase is mainly attributed to repairs and maintenance, and spares, showing an increase of $2.0 million, due to scheduled dry-docking of the suezmax tankers Archangel and Alaska and the panamax tanker Andes and routine repairs and maintenance of vessels during the second quarter of 2024. Daily insurance expenses increased to $1,184 from $1,110, a 6.7% increase, due to increased insurance premiums from the second half of 2023. In addition, crew expenses increased by $0.8 million due to the delivery of four second-hand vessels Alpes, Aspen, DF Mystras and Poppy S. during the second quarter of 2024 that resulted in an overall increase in our operating expenses. The increase of operating expenses was partially counterbalanced by a decrease of 16.7% in lubricants, quality and safety, communication, and legal expenses by 10.4% in the second quarter of 2024. Operating expenses for the first six months of 2024 and 2023 were $98.3 million and $94.9 million, respectively, a 3.6% increase. Repairs and maintenance and spares expenses increased by 12.4% in the first half of 2024, compared to the first half of 2023. The increase is partially attributed to eight vessels (Euronike, Selini, Salamina, Nippon Princess, Maria Princess, Archangel, Alaska, Andes) underwent scheduled dry dockings during the first half of 2024, compared to seven during the equivalent period of 2023, thus expenses for repairs and maintenance, and spares increased by $1.8 million in the first half of 2024 compared to the first half of 2023. Additionally, the increase is also attributed to higher costs for routine repairs and maintenance of vessels. In addition, crew expenses increased by almost $2.0 million during the first half of 2024, a commensurate increase relevant to the expansion of the fleet.

The size of the operating fleet increased for the second quarter and the six-month period ended June 30, 2024, compared to the equivalent periods of 2023, by 8.1% and 3.4% earnings capacity days, respectively. The increase in the earnings capacity days attributed to the acquisition of the three second-hand aframax tankers, DF Mystras, Alpes, Aspen, and the one suezmax tanker Poppy S. during the second quarter of 2024 as well as to the delivery of two newbuldings aframax tankers Chios DF and Ithaki DF that were delivered in January 2024. The respective increase was offset in part by the sale of four vessels during the second half of 2024.

Average operating expenses per ship per day experienced a modest decrease of $145 to $9,347 for the second quarter of 2024 from $9,492 in the second quarter of 2023, a decrease of 1.5%, mainly attributable to a rise in earnings capacity days. For the six-month periods, average daily operating expenses per vessel remained at almost the same levels and slightly rose by $18 to $9,367 in the first half of 2024 from $9,349 in the first half of 2023.

5

Depreciation and amortization

Depreciation and amortization charges totaled $39.5 million in the second quarter of 2024 compared to $35.2 million in the second quarter of 2023, a 12.2% increase. For the first half of 2024 depreciation and amortization increased to $77.0 million from $70.4 million for the first half of 2023.

Depreciation amounted to $33.7 million in the second quarter of 2024 and $30.3 million in the second quarter of 2023, a 11.2% increase. For the first six months of 2024, depreciation was $66.2 million compared to $60.0 million in the first six months of 2023, a $6.2 million increase. The increase being due to the delivery of the newbuilding aframax tankers, Chios DF and Ithaki DF, at the beginning of 2024, and the second-hand acquisition of the suezmax tanker Poppy S. and the aframax tankers DF Montmartre, DF Mystras, Alpes and Aspen in the first half of 2024, counterbalanced by the sale of the LNG carrier, Neo Energy, the sale of suezmax, Euronike, and the sale of two aframax tankers Izumo Princess and Nippon Princess during the first half of 2024.

Amortization of deferred dry-docking charges and leasehold improvements amounted to $5.1 million during the second quarter of 2024, compared to $4.9 million during the second quarter of 2023, a $0.2 million increase. For the six-month period ended June 30, 2024, amortization of deferred dry-docking charges and leasehold improvements was $10.1 million remain in same levels compared to $10.1 million for the corresponding period of 2023. The slight increase in the three-month period ended June 30, 2024 relates primarily to the amortization of the increased number of vessels in the fleet that completed their dry-dock special surveys, compared to the corresponding period in 2023.

The amortization of the right-of-use assets under finance lease amounted to $0.7 million in the first half of 2024 compared to $0.3 million in the respective period in 2023. For the three-month period ended June 30, 2024 the amortization of the right-of-use assets under finance lease amounted to $0.7 million, compared to $nil in the equivalent period of 2023.

Gain on sale of vessels

During the first half of 2024, the Company sold its suezmax tankers Eurochampion 2004, Euronike, the aframax tankers Izumo Princess and Nippon Princess and its LNG carrier Neo Energy, for net proceeds of $228.4 million, incurring net gain on sales of $48.7 million. During the first half of 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon and its handysize tankers, Arion, Amphitrite, for net proceeds of $165.9 million, incurring gain on sales of $81.2 million. During the second quarter of 2024, the Company sold four vessels compared to no vessel sales during the second quarter of 2023.

Impairment

The Company reviews and tests all vessels and vessels under construction for impairment at each quarter-end and when indications exist. As of June 30, 2024, vessel values had increased compared to the respective period during the prior year. As of June 30, 2024, one of our vessels had carrying value in excess of market value. Our fleet is for the most part young, with an average age of 9.7 years as of June 30, 2024, and every vessel in the fleet is expected to generate considerably more cash during their remaining expected lives than their carrying values. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet intended to be held and used at June 30, 2024 and 2023. In addition, the Company reviews and tests its right-of-use assets for impairment at each reporting date. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right-of-use assets as of June 30, 2024, and June 30, 2023, indicated no impairment charge.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expense.

General and administrative expenses (G&A expenses) decreased to $7.9 million in the second quarter of 2024 compared to $12.3 million in the second quarter of 2023, a decrease of $4.4 million. For the first six months of 2024 general and administrative expenses decreased by $4.3 million, compared to the equivalent period of 2023.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels, as described below, and of the enterprise as a whole. Management fees, including those paid to third-party ship management companies, totaled $5.8 million and $5.4 million during the quarters ended June 30, 2024, and 2023, respectively. For the six months ended June 30, 2024, management fees slightly increased by $0.1 million, to $11.5 million compared to $11.4 million in the first half of 2023. All vessels in the fleet are technically managed by Tsakos Shipping and Trading, apart from the LNG carriers Neo Energy (up to the sale May 31, 2024), Maria Energy, Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the suezmax tankers Eurochampion 2004 ( up to the sale January 11, 2024), Decathlon and Poppy S., the aframax tankers Maria Princess, Ise Princess, Sapporo Princess, DF Montmartre, DF Mystras, Alpes and Aspen, which have been managed by third-party managers. Vessel monthly fees payable to the management company for owned conventional operating vessels amounted to $30,000, for chartered in vessels or chartered out on a bareboat basis and for vessels under construction monthly fees were $21,000, for the DP2 suezmax shuttle tankers were $36,000. Monthly fees remained the same, apart from the third-party managed vessels, which incurred minor increases. Monthly fees for third-party managed vessels increased to $28,756 from $28,384 for the suezmax tanker Decathlon, the VLCCs Ulysses, Hercules I from $29,742 to $30,149, for LNG carriers Maria Energy and Neo Energy increased to $45,858 from $45,105 and Tenergy to $37,500 from $36,667, for the aframax tankers Sapporo Princess and Maria Princess from $29,742 to $30,149, and from $28,884 to $29,256 for the aframax tanker Ise Princess, respectively. Monthly fees for VLCC Dias I and suezmax tanker Eurochampion 2004 amounted to $28,708 and $29,742, respectively. For the newly acquired vessels, aframax tankers Alpes, Aspen, and the suezmax tanker Poppy S., monthly fees amounted to $29,280 and $28,708 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $2.1 million during the second quarter ended June 30, 2024, compared to $1.9 million during the previous year’s second quarter, an increase of 8.8%.

No incentive award was granted in the first six months of 2024. In the first six months of 2023, an incentive award of $5.0 million was granted to the management company.

6

General and administrative expenses, including the management fee, plus any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,392 and $2,337 for the second quarter of 2024 and 2023, respectively. For the six-month period ended June 30, 2024, the daily overhead per vessel was $1,358 compared to $1,793 for the six-month period ended June 30, 2023.

Operating income

Income from vessel operations was $103.0 million during the second quarter of 2024, compared to $82.6 million during the second quarter of 2023, the increase being mainly attributed to gains on sale of four vessels during the second quarter of 2024 compared to the equivalent period of 2023. During the first half of 2024, operating income from vessel operations was $179.2 million, compared to $281.7 million during the first half of 2023, the decrease being mainly attributed to the weakening of the market, with freight rates going through some headwinds as the Chinese economy experienced a modest slowdown compared to 2023. In addition, gains on sale of vessels decreased to $48.7 million in the first half of 2024, compared to $81.2 million in the prior year respective period, a reduction of $32.5 million. Operating expenses, excluding gain on sale of vessels, presented an increase of $3.0 million for the six-month period ended June 30, 2024 from $282.2 million for the six-month period ended June 30, 2023, which is mainly attributed to increased depreciation expenses, as the average number of operating vessels increased from 60.1 to 61.6 counterbalanced by decreased operating, voyage, charter-hire expense and general and administrative expenses.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$ million	$ million	$ million	$ million
Loan interest expense	31.5	26.3	61.0	51.4
Interest expenses on sale and leaseback	0.3	—	0.3	0.1
Interest rate swaps cash settlements, net	(0.4)	—	(0.4)	(0.2)
Less: Interest capitalized	(1.8)	(1.2)	(3.3)	(2.1)
Interest expense, net	29.6	25.1	57.6	49.2
Change in fair value of hedging and non-hedging interest rate swaps	0.2	(1.0)	(0.6)	(0.6)
Bunker non-hedging instruments cash settlements	(0.5)	—	(1.1)	—
Change in fair value of non-hedging bunker instruments	0.5	—	(0.6)	—
Amortization of loan expenses	1.1	0.8	1.9	2.1
Amortization of deferred gain on termination of financial instruments	(0.9)	(1.3)	(2.1)	(2.6)
Discount of long-term receivables	—	—	—	—
Bank loan charges	0.1	0.1	0.1	0.2
Interest expense on redeemable preferred shares	—	0.6	—	0.6
Net total	30.1	24.3	55.2	48.9

Interest and finance costs, net, were $30.1 million for the second quarter of 2024, compared to $24.3 million for the second quarter of 2023, a 23.5% increase, mainly attributed to the higher interest of $5.2 million which was partially compensated by $0.4 million in cash settlements on interest rate swaps. Average interest rate paid on outstanding debt increased to 7.09% for the second quarter of 2024 from 6.62% in the second quarter of 2023, and interest (net of interest rate swaps, interest on sale and leaseback and capitalized interest) increased by $4.5 million for the second quarter of 2024 compared to the second quarter of 2023.

For the six months ended June 30, 2024, interest and finance costs, net, were $55.2 million compared to $48.9 million for the six months ended June 30, 2023, a 13.0% increase. Interest (excluding the impact of interest rate swaps) increased to $61.0 million in the six months ended June 30, 2024, from $51.4 million in the six months ended June 30, 2023, due to the increase in the average loan interest rate to 7.2% from 6.5%. For the six-month period ended June 30, 2024, interest received on swaps amounted to $0.4 million compared to $0.2 million for the six-month period ended June 30, 2023.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $1.8 million and $3.3 million for the three and six-month periods ended June 30, 2024, compared to $1.2 million and $2.1 million for the equivalent periods of 2023. During the first half of 2024, the Company had two aframax, two suezmax, three DP2 shuttle, two MRs and three LR1 tankers under construction, compared to four aframax, two suezmax and two DP2 shuttle tankers under construction in the respective prior year period.

At June 30, 2024, the Company held one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap. The change in fair value amounted to $0.2 million (negative) for the second quarter of 2024 and $0.6 million (positive) for the six-month period of 2024, compared to $1.0 million (positive) and $0.6 million (positive) for the three and six-months ended June 30, 2023, respectively.

7

During 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The collected amounts for seven of those interest rate swaps were presented in accumulated other comprehensive income, considering the forecasted transactions as still probable, and are amortized until the expiration date of each interest rate swap. The amortization for the second quarter of 2024 and 2023 amounted to $0.9 million (positive) and $1.3 million (positive), respectively, and $2.1 million (positive) and $2.6 million (positive) for the six-month period of 2024 and 2023, respectively.

During the first half of 2024, the Company entered into eight bunker agreements and three CO2 emission agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively with maturity dates between July through December 2024. As at June 30, 2024, the Company held eleven bunker agreements and five CO2 emission agreements. The fair value of those agreements was $1.1 million (positive) as at June 30, 2024. The change in fair value amounted to $0.5 million (negative) for the three-month period of 2024, compared to $nil in the prior year period. The change in the fair values for the first half of 2024 was $0.6 million (positive). Cash received for those agreements amounted to $0.5 million in the three- month period, compared to $nil in the respective prior year period. During the first half of 2024, the total cash received for those agreements amounted to $1.1 million, compared to $nil in the prior year period. During the first half of 2023, the Company entered into two bunker agreements and two CO2 emission agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively. The change in the fair values as of June 30, 2023, was $0.1 million (negative) both for the three-month and the six-month period of 2023, respectively.

Loan expenses amortization increased to $1.1 million in the second quarter of 2024, from $0.8 million in the prior year quarter due to increased drawdowns for the newly acquired vessels. For the first half of 2024 and 2023, the amortization of loan expenses decreased by $0.2 million due to a decreased number of sold vessels with debt financing.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $0.6 million, were recognized as interest expense.

Interest income

During the second quarters of 2024 and 2023, interest income was $4.7 million and $4.1 million, respectively. For the six-month periods ended June 30, 2024 and 2023, interest income was $7.9 million and $6.9 million, respectively. The increase is mostly attributed to higher cash reserves and higher interest rates over the six-month period of 2024.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax tankers, Selini, Salamina, and the handysize vessels Byzantion and Bosporos.

The net income attributable to the non-controlling interest of Mare Success S.A during the second quarter of 2024 amounted to $1.2 million, compared to $1.1 million, excluding $0.4 million Shyris Shipping dividends, in the prior year’s second quarter.

There was net income attributable to the non-controlling interest in the first half of 2024 amounting to $1.6 million, compared to $2.4 million, which includes $0.7 million Shyris Shipping dividends during the first half of 2023. The first half of 2024 had no dividends of Shyris Shipping as all the outstanding shares of the Shyris Shipping Company were fully redeemed in September 2023.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for the second quarter of 2024 was $69.6 million, or $2.36 income per share basic and diluted, taking into account the impact of preferred share dividends of $6.8 million, compared to $48.7 million, or $1.65 income per share basic and diluted, taking into account the impact of preferred share dividends of $11.9 million (including $3.3 million of deemed dividend on Series D Preferred Shares) for the second quarter of 2023. The net income attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2024 was $116.9 million, or $3.96 earnings per share basic and diluted, including the effect of dividends on our preferred shares of $13.5 million, compared to $216.6 million, or $7.34 earnings per share basic and diluted, including the effect of dividends on our preferred shares of $17.4 million and deemed dividend on Series D Preferred Shares of $3.3 million, for the six months ended June 30, 2023.

8

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel improvements and/or acquisitions, which in total equaled $499.2 million in the first six months of 2024, will again require us to expend cash in the remainder of 2024 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of raising further funds through capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition, construction and refinancing of specific vessels.

If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $377.3 million as of June 30, 2024, compared to $372.0 million as of December 31, 2023, mainly affected by the sale of five vessels, during the first half of 2024.

Working capital (non-restricted net current assets) amounted to a positive $132.9 million as of June 30, 2024, compared to $178.6 million as of December 31, 2023. The decrease is mainly attributed to the sale and leased back vessels, the suezmax tankers Archangel and Alaska, classified as short-term liability under finance leases at the period ended June 30, 2024, and the declaration of dividend distribution to common shareholders counterbalanced by high cash reserves.

Current assets increased to $577.2 million at June 30, 2024 from $509.3 million at December 31, 2023, mainly due to the increase in cash, counterbalanced by a $21.0 million decrease in held for sale of the suezmax tanker Eurochampion 2004, which was classified as held for sale at December 31, 2023. Current liabilities increased to $436.4 million at June 30, 2024 from $323.2 million at December 31, 2023, mainly due to classification of short-term liability under finance leases of the suezmax tankers Archangel and Alaska, the maturity approaching period of two debt facilities amounting to $68.8 million, the increased short-term debt after the drawdown of new loans for the acquisition of the five second-hand vessels for the amount of $17.5 million, the declaration of dividend distribution to common shareholders payable in July 2024 amounting to $17.7 million and the increase of trade payables by $11.1 million.

Net cash provided by operating activities was $160.2 million in the six-month period ended June 30, 2024, compared to $258.5 million in the first six months of 2023. The $98.3 million decrease is primarily attributable to a softer tanker market with lower TCE rates negatively impacting voyage revenues by $67.0 million as fully described in the paragraph “Voyage Revenues” in the “Results of operations” above. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $257.2 million during the first six months of 2024, compared to $255.6 million in the first six months of 2023, an increase of $1.6 million or 0.6%. The expense movements are fully described in the respective paragraphs in the “Results of operations” above. Inventories, mainly consisting of bunker fuel, decreased by $1.9 million in the first half of 2024, compared to $5.2 million in the six-month period ended June 30, 2023, due to lower bunker quantities supplied towards the end of the reporting period. Unearned revenue, arising from collection of time-charter hire for services not rendered in the first half of 2024, decreased by $14.3 million attributed to the timing of payments. Trade receivables decreased by $14.5 million, reflecting the softer market conditions during the first half of 2024, compared to the prior year period. Payments for dry-docking expenses increased by $1.5 million in the first half of 2024, as eight vessels underwent their scheduled dry-dockings compared to six vessels in the prior-year six-month period. Accrued liabilities increased by $9.9 million in the six months ended June 30, 2024, due to accrued interest expenses, which is attributed to high interest rates, compared to an increase of $8.1 million in the six months ended June 30, 2023. As of June 30, 2024, the Company had deposited cash collateral of $4.3 million related to its derivative instruments, which remained the same since December 31, 2023. Net cash provided by operating activities decreased to $84.7 million in the second quarter of 2024, compared to $143.5 million in the previous year’s second quarter. The $58.8 million decrease is primarily attributable to the decrease in voyage revenues by $7.4 million, or 3.3%, due to a softer tanker market with lower charter rates.

Net cash used in investing activities was $159.5 million for the second quarter of 2024, compared to $49.3 million for the equivalent period of 2023 due to payment for the acquisition of four vessels, and Company’s investment in U.S. Treasury bills and time deposits, partly counterbalanced by the proceeds from the sale of four vessels.

Net cash used in investing activities was $356.5 million for the six months ended June 30, 2024, compared to $37.0 million provided by investing activities during the six months ended June 30, 2023. During the first half of 2024, the Company paid $442.4 million for the acquisition of the aframax tankers Chios DF, Ithaki DF, DF Montmartre, DF Mystras, Alpes, Aspen, and the suezmax tanker Poppy S., and $4.3 million for improvements on existing vessels. The Company also paid $38.7 million for eight under construction vessels, the three DP2 shuttle tankers, Athens 04, Paris 24, Anfield, the two suezmax tankers, Hull 3431, Hull 3432, the two MRs Hull 1521, Hull 1522 and one LR1, Hull 1623, which were counterbalanced by cash generated by the sale of the aframax tankers Izumo Princess, Nippon Princess, the suezmax tanker Euronike and the LNG carrier Neo Energy, amounting to $228.4 million. On March 1, 2024, the Company invested $5.0 million in debt securities, featuring an interest rate of 6.175% per annum or a floating rate, alongside the availability of callable securities. In addition, during the first half of 2024, the Company placed $94.5 million in U.S. Treasury bills and six-month time deposits. In the first half of 2023, cash outflow from investing activities related to payments for eight under construction vessels amounting to $97.3 million, $27.5 million for the acquisition of the two suezmax tankers, Eurochampion 2004 and Euronike, and $4.1 million for improvements on existing vessels and cash inflows of $165.9 million from the sale of eight vessels (Afrodite, Ariadne, Aris, Ajax, Apollon, Artemis, Arion and Amphitrite).

As at June 30, 2024, the Company had ten vessels under construction and the remaining yard installments to be paid for those vessels amounted to $722.1 million ($113.5 million in the second half of 2024, $320.3 million in 2025, $175.9 million in 2026 and $112.4 million in 2027), the majority of which will be covered through secured debt that we have arranged or that we expect to arrange. In the third quarter of 2024, we ordered two LR1 tankers for delivery in the second half of 2028, for a total purchase price of $112.0 million, of which $16.8 million will be paid in the fourth quarter of 2024, $33.6 million in 2027 and $61.6 million in 2028.

9

Net cash provided by financing activities was $112.8 million for the second quarter of 2024, compared to $35.8 million used in financing activities for the equivalent period of 2023. During the second quarter of 2024, the Company drew down $191.8 million for the acquisition of the aframax tankers DF Mystras, Alpes, Aspen and the suezmax tanker Poppy S., prepaid $28.2 million due to sale of the LNG carrier Neo Energy, and repaid loans amounting to $41.6 million and paid dividends amounting to $6.8 million.

Net cash provided by financing activities was $201.5 million for the first half of 2024, compared to $70.9 million used in financing activities during the prior year’s first half. During the first half of 2024, the Company drew down $331.9 million for the financing of the two newly constructed vessels Chios DF and Ithaki DF, the four aframax tankers, DF Mystras, DF Montmartre, Alpes, Aspen, the suezmax tanker Poppy S, and the DP2 shuttle tanker under construction Hull 2655 and paid in scheduled installments the amount of $83.7 million and prepaid the amount of $28.2 million due to the sale of the LNG carrier Neo Energy and paid dividends amounting to $13.5 million.

Proceeds from new bank loans in the first half of 2023 amounted to $304.1 million, repayments of debt amounted to $102.3 million, and prepayments amounted to $241.2 million.

Total debt outstanding increased from $1.57 billion at December 31, 2023, to $1.79 billion at June 30, 2024. The debt to capital (equity plus debt) ratio was 50.6% at June 30, 2024 (or 41.6% on a net of cash basis) and 48.8% at December 31, 2023 (or 42.0% on a net of cash basis).

Dividends of $0.5781 per share for the 9.25% Series E Preferred Shares were paid on February 28, and May 28, 2024, totaling in aggregate $5.4 million, and on August 28, 2024, $2.7 million. Dividends of $0.59375 per share for the 9.50% Series F Preferred Shares were paid on January 30 and April 30, 2024, totaling in aggregate $8.0 million, and on July 30, 2024, $4.0 million.

On March 27, 2024, the Company declared the first semi-annual dividend of $0.60 per common share to shareholders of record as of July 12, 2024, and was paid on July 18, 2024. On September 11, 2024, the Company declared its second semi-annual dividend of $0.90 per common share with payment date to be announced later. On May 30, 2023, the Company declared an annual dividend of $0.60 per common share, $0.30 of which was paid on June 15, 2023, to shareholders of record as of June 9, 2023, and $0.30 payable in December 2023. On September 7, 2023, the Company declared a special dividend of $0.40 per common share, payable on October 26, 2023, to shareholders of record as of October 20, 2023.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at June 30, 2024 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. As at June 30, 2024, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty-two loan agreements totaling $1.79 billion. See Note 7, Long Term Debt and other financial liabilities, to our unaudited condensed consolidated financial statements included elsewhere in this report.

Inflation

Recently there has been a significant increase in inflation throughout the world economy. Such global inflationary pressures, and related central bank actions, have also resulted in higher prevailing interest rates, significantly increasing the interest rates payable under our floating rate financing agreements. To date inflation has had a moderate impact on our operating expenses, dry-docking expenses and corporate overhead, as well as our management fees, which increased in the first half of 2024. Inflation has been increasing throughout the world economy and if these conditions continue they could result in further increase operating and financing expenses.

10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31,2023 (Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2024 (UNAUDITED)	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$377,270	$372,032
Restricted cash	4,651	4,662
Margin deposits	4,270	4,270
Time deposits and Treasury bills (Note 1)	94,505	—
Trade accounts receivable, net	34,059	46,698
Capitalized voyage expenses	912	1,448
Due from related companies (Note 2)	4,807	5,287
Advances and other	23,857	26,275
Vessels held for sale	—	20,985
Inventories	20,635	22,513
Prepaid insurance and other	10,230	3,913
Current portion of financial instruments - Fair value (Notes 8, 13)	2,040	1,253
Total current assets	577,236	509,336
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 8, 13)	38	—
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	21,878	36,969
RIGHT OF USE ASSET UNDER FINANCE LEASES (Note 4)	54,409	—
LONG TERM RECEIVABLES (Note 4)	12,442	23,812
INVESTMENTS IN DEBT SECURITIES	10,086	5,064
FIXED ASSETS (Note 5)
Advances for vessels under construction	124,686	150,575
Vessels	3,969,194	3,616,223
Accumulated depreciation	(1,039,034)	(1,016,202)
Vessels' Net Book Value	2,930,160	2,600,021
Total fixed assets	3,054,846	2,750,596
DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 6)	38,116	38,313
Total assets	$3,769,051	$3,364,090
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long - term debt and other financial liabilities (Note 7)	$249,468	$191,974
Payables	51,353	40,207
Due to related companies (Note 2)	6,252	3,558
Dividends payable	17,705	—
Accrued liabilities	38,181	33,391
Unearned revenue	17,648	31,902
Current portion of obligations under operating leases (Note 4)	11,790	21,031
Current portion of financial liability under operating leases (Note 4)	1,080	1,067
Current portion of financial liability under finance leases (Note 4)	42,659	—
Current portion of financial instruments - Fair value (Notes 8, 13)	214	72
Total current liabilities	436,350	323,202
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 7)	1,531,911	1,370,683
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	10,088	15,937
FINANCIAL LIABILITY UNDER OPERATING LEASES, net of current portion (Note 4)	557	1,097
LIABILITIES ASSUMED FROM TIME CHARTERS ATTACHED (Note 14)	33,567	—
ACCRUED LIABILITIES, net of current portion	5,118	—
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 8, 13)	—	524
STOCKHOLDERS' EQUITY (Note 9):

Preferred shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at June 30, 2024 and December 31, 2023	11,493	11,493
Common shares, $ 5.00 par value; 60,000,000 shares authorized at June 30, 2024 and December 31, 2023; 30,183,776 shares issued and 29,505,603 shares outstanding at June 30, 2024 and December 31, 2023	150,919	150,919
Additional paid-in capital	912,214	912,214
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive income	494	2,485
Retained earnings	647,454	548,237
Total Tsakos Energy Navigation Limited stockholders' equity	1,715,783	1,618,557
Non-controlling Interest	35,677	34,090
Total stockholders' equity	1,751,460	1,652,647
Total liabilities and stockholders' equity	$3,769,051	$3,364,090

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30,
	2024	2023
VOYAGE REVENUES (Note 3):	$214,055	$221,454
EXPENSES:
Voyage expenses	41,403	38,892
Charter hire expense	5,095	5,731
Vessel operating expenses	49,704	46,669
Depreciation and amortization	39,494	35,264
General and administrative expenses	7,904	12,336
Gain on sale of vessels (Note 5)	(32,495)	—
Total expenses	111,105	138,892
Operating income	102,950	82,562
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(30,053)	(24,334)
Interest income	4,687	4,125
Other, net	4	(241)
Total other expenses, net	(25,362)	(20,450)
Net income	77,588	62,112
Less: Net income attributable to the non-controlling interest	(1,202)	(1,471)
Net income attributable to Tsakos Energy Navigation Limited	$76,386	$60,641
Effect of preferred dividends	(6,750)	(8,673)
Deemed dividend on Series D preferred shares	—	(3,256)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$69,636	$48,712
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$2.36	$1.65
Weighted average number of shares, basic and diluted	29,505,603	29,505,603

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 3

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024, AND 2023

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30,
	2024	2023
VOYAGE REVENUES (Note 3):	$415,644	$482,667
EXPENSES:
Voyage expenses	83,423	84,789
Charter hire expense	11,108	12,522
Vessel operating expenses	98,328	94,943
Depreciation and amortization	77,020	70,403
General and administrative expenses	15,230	19,493
Gain on sale of vessels (Note 5)	(48,662)	(81,198)
Total expenses	236,447	200,952
Operating income	179,197	281,715
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(55,198)	(48,848)
Interest income	7,935	6,888
Other, net	75	(180)
Total other expenses, net	(47,188)	(42,140)
Net income	132,009	239,575
Less: Net income attributable to the non-controlling interest	(1,587)	(2,379)
Net income attributable to Tsakos Energy Navigation Limited	$130,422	$237,196
Effect of preferred dividends	(13,500)	(17,346)
Deemed dividend on Series D Preferred Shares	–	(3,256)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$116,922	$216,594
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$3.96	$7.34
Weighted average number of shares, basic and diluted	29,505,603	29,505,603

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2024, AND 2023

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2024	2023

Net income	$77,588	$62,112
Other comprehensive income
Unrealized loss from hedging financial instruments
Unrealized loss on interest rate swaps, net	(831)	(1,190)
Comprehensive income	76,757	60,922
Less: comprehensive income attributable to the non-controlling interest	(1,202)	(1,471)
Comprehensive income attributable to Tsakos Energy Navigation Limited	$75,555	$59,451

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024, AND 2023

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2024	2023

Net income	$132,009	$239,575
Other Comprehensive income
Unrealized loss from hedging financial instruments
Unrealized loss on interest rate swaps, net	(1,991)	(2,628)
Comprehensive income	130,018	236,947
Less: comprehensive income attributable to the non-controlling interest	(1,587)	(2,379)
Comprehensive income attributable to Tsakos Energy Navigation Limited	$128,431	$234,568

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024, AND 2023

(Expressed in thousands of U.S. Dollars - except share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholder' Equity
BALANCE January 1, 2023	$15,010	$150,919	$993,368	678,173	$(6,791)	$311,726	$7,665	$1,471,897	$51,022	$1,522,919
Net income	—	—			—	237,196		237,196	2,379	239,575
Partial redemption of Class B preferred shares of subsidiary									(1,000)	(1,000)
Redemption of Series D Preferred Shares	(3,517)		(81,154)			(3,256)		(87,927)		(87,927)
Cash dividends paid ($0.30 per common share)						(8,856)		(8,856)		(8,856)
Cash dividends declared ($0.30 per common share)						(8,850)		(8,850)		(8,850)
Dividends paid on Class B preferred shares of subsidiary									(756)	(756)
Dividends paid on Series D preferred shares						(3,848)		(3,848)		(3,848)
Dividends paid on Series E preferred shares						(5,486)		(5,486)		(5,486)
Dividends paid on Series F preferred shares						(8,012)		(8,012)		(8,012)
Other comprehensive loss							(2,628)	(2,628)		(2,628)
BALANCE June 30, 2023	$11,493	$150,919	$912,214	678,173	$(6,791)	$510,614	$5,037	$1,583,486	$51,645	$1,635,131

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholder' Equity
BALANCE January 1, 2024	$11,493	$150,919	$912,214	678,173	$(6,791)	$548,237	$2,485	$1,618,557	$34,090	$1,652,647
Net income	—	—			—	130,422		130,422	1,587	132,009
Cash dividends declared ($0.60 per common share)						(17,705)		(17,705)		(17,705)
Dividends paid on Series E preferred shares						(5,488)		(5,488)		(5,488)
Dividends paid on Series F preferred shares						(8,012)		(8,012)		(8,012)
Other comprehensive loss							(1,991)	(1,991)		(1,991)
BALANCE June 30, 2024	$11,493	$150,919	$912,214	678,173	$(6,791)	$647,454	$494	$1,715,783	$35,677	$1,751,460

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars)

	Six months ended June 30,
	2024	2023
Cash Flows from Operating Activities:
Net income	$132,009	$239,575
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	66,235	59,995
Amortization of deferred dry-docking costs and leasehold improvements	10,078	10,102
Amortization of deferred finance costs	1,872	2,083
Amortization of right-of-use assets for finance lease	707	306
Amortization of assumed liabilities from time charters attached	(6,276)	—
Amortization of revenue escalation	984	(5,527)
Interest expense on long - term receivable	(431)	(251)
Interest income from debt securities, accrued	(22)	—
Change in fair value of derivative instruments	(3,335)	(3,510)
Gain on sale of vessels	(48,662)	(81,198)
Payments for dry-docking	(13,731)	(12,253)
(Increase) Decrease in:
Receivables and other, net	14,553	29,508
Margin deposits	—	—
Inventories	1,878	5,231
Prepaid insurance and other	(5,667)	2,580
Capitalized voyage expenses	536	1,016
Increase (Decrease) in:
Payables and other	13,840	(4,532)
Accrued liabilities	9,908	8,060
Unearned revenue	(14,254)	7,317
Net Cash provided by Operating Activities	$160,222	$258,502
Cash Flows from Investing Activities:
Advances for vessels under construction	(38,707)	(97,347)
Vessel acquisitions and/or improvements	(446,716)	(31,572)
Investments in debt securities	(5,000)	—
Time deposits and treasury bills	(94,505)	—
Proceeds from sale of vessels	228,416	165,944
Net Cash (used in) provided by Investing Activities	$(356,512)	$37,025
Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	331,931	304,124
Financing costs	(3,788)	(2,488)
Payments of long-term debt and other financial liabilities	(111,943)	(343,510)
Payments of operating and finance leases	(1,183)	(1,040)
Partial redemption of Class B preferred shares of subsidiary	—	(1,000)
Cash dividends	(13,500)	(26,958)
Net Cash provided by (used in) Financing Activities	$201,517	$(70,872)
Net increase in cash and cash equivalents and restricted cash	5,227	224,655
Cash and cash equivalents and restricted cash at beginning of period	376,694	309,439
Cash and cash equivalents and restricted cash at end of period	$381,921	$534,094
Reconciliation of cash, cash equivalents and restricted cash:
Current Assets:
Cash and cash equivalents	377,270	529,217
Restricted cash	4,651	4,877
Total Cash and cash equivalents and restricted cash	$381,921	$534,094

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

1. Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2024, are not necessarily indicative of the results that may be expected for the year ending December 31, 2024.

The consolidated balance sheet as of December 31, 2023, has been derived from the audited consolidated financial statements included in the Company's annual report on Form 20-F filed with the SEC on April 19, 2024 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

Significant Accounting Policies

A discussion of the Company's significant accounting policies can be found in Note 1 of the Company's consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2024, except as discussed below:

Time deposits and treasury bills: Time deposits and treasury bills with original maturities exceeding three months are recognized at amortized cost. As of June 30, 2024, the Company holds time deposits of $40,000 and treasury bills of $54,505. Their carrying values are considered to approximate their fair values (Note 13).

Liabilities assumed from time charters attached: When acquiring vessels with attached time charters, the Company recognizes any related asset or liability based on the market value of the assumed charters. It calculates the present value of the difference between the existing charter rate and the market rate for a similar charter, with the same duration, on the acquisition date. This difference is discounted using the Company’s weighted average cost of capital on the acquisition date. The acquisition cost is allocated between the vessel and the attached time charter. Any intangible asset or liability related to the time charter is included in intangible assets and/or liabilities assumed from time charters attached, in the accompanying consolidated balance sheets and is amortized over the remaining term of the charter, in voyage revenues line of the accompanying consolidated statements of comprehensive income (Note 14).

F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

2. Transactions with Related Parties

(a) Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, in accordance with the terms of the Management Agreement, if both parties agree. The monthly fees include fees which are paid to the technical managers on a monthly basis, including third-party managers for the LNG carriers Neo Energy (up to the sale May 31, 2024), Maria Energy, Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the suezmax tankers Eurochampion 2004 (up to the sale January 11, 2024), Decathlon and Poppy S., the aframax tankers Maria Princess, Ise Princess, Sapporo Princess, DF Montmartre, DF Mystras, Alpes and Aspen. Vessel monthly fees for operating conventional vessels were $30.0, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $21.0, and $36.0 for the DP2 suezmax shuttle tankers. Monthly fees remained the same, apart from the third-party managed vessels, which incurred minor increases. Monthly fees for third-party managed vessels increased to $28.8 from $28.4 for the suezmax tanker Decathlon, the VLCCs Ulysses, Hercules I from $29.7 to $30.1 for LNG carriers Maria Energy and Neo Energy increased to $45.9 from $45.1 and Tenergy to $37.5 from $36.7, for the aframax tankers Sapporo Princess and Maria Princess from $29.7 to $30.1, and from $28.9 to $29.3 for the aframax tanker Ise Princess, respectively. Monthly fees for VLCC Dias I and suezmax tanker Eurochampion 2004 amounted to $28.7 and $29.7 , respectively. For the newly acquired vessels, aframax tankers Alpes, Aspen, and the suezmax tanker Poppy S., monthly fees amounted to $29.3 and $28.7 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively.

The Management Company, for services rendered, charged $5,086 for the second quarter of 2024 and $4,809 for the prior year second quarter. Charges for the first half of 2024 amounted to $10,061 and $10,030 for the prior year respective period.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company's Board of Directors.  No incentive award was granted in the first six months of 2024. For the first half of 2023, an award of $5,000 was granted to the Management Company and is included in the general and administrative expenses in the accompanying consolidated statements of comprehensive income.

The Holding Company and the Management Company have certain officers and directors in common. The Chief Executive Officer and Director of the Holding Company, is also the sole stockholder of the Management Company and the son of the founder of Tsakos Shipping (as defined below). The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year's notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company's Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2024, are $11,073 for the remainder of 2024, $22,308 for 2025, $22,209 for 2026, $22,074 for 2027, $22,278 for 2028 and $94,221 from 2029 to 2033.

Management fees for vessels are included in general and administrative expenses in the accompanying consolidated statements of comprehensive income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels. During the six months ended June 30, 2024, and June 30, 2023, $861 and $879, respectively were charged and accounted for as part of construction costs. For the second quarter of 2024, the amount of $463 was charged, compared to $473 in the second quarter of 2023.

As of June 30, 2024, the amount due to the Management Company was $229 ($157 at December 31, 2023).

(b) Tsakos Shipmanagement S.A. (“TSM”): The Management Company appointed TSM (previously named TCM, until May 2, 2023) to provide technical management to the Company's vessels up to February 2023, where Tsakos Shipping (as defined below) assumed all technical management responsibilities for all vessels under TSM structure. TSM for technical services charged $nil for the second quarter of 2024 and $171 for the prior year second quarter. For the first half of 2024, charges amounted to $nil compared to $374 for the prior year first half, included in operating expenses in the accompanying consolidated statements of comprehensive income.

As of June 30, 2024, the amount due from TSM was $4,807 ($5,287 at December 31, 2023).

F- 10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

(c) Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): The Management Company appointed Tsakos Shipping to provide technical management to the Company's vessels from February 2023. The Management Company, at its own expense, pays technical management fees to Tsakos Shipping, and the Company bears and pays directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company's vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on the Company's vessels. Tsakos Shipping for technical services rendered charged $409 for the second quarter of 2024 and $256 for the prior year second quarter. For the first half of 2024, charges amounted to $1,013 compared to $327 for the prior year first half, included in operating expenses in the accompanying consolidated statements of comprehensive income. At June 30, 2024, the amount due from Tsakos Shipping as technical manager was $1,429 ($1,098 at December 31, 2023).

Tsakos Shipping provides chartering services for the Company's vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in voyage expenses in the accompanying consolidated statements of comprehensive income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first half of 2024 and 2023, Tsakos Shipping charged a brokerage commission of $1,168 for the sale of the two suezmax tankers, Eurochampion 2004 and Euronike, the two aframax tankers Izumo Princess and Nippon Princess and the LNG carrier, Neo Energy, and $848 for the sale of the six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and the two handysize tankers Arion and Amphitrite , respectively. Tsakos Shipping may also charge a fee of $250 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first half of 2024, $1,000 in aggregate was charged for supervision fees of the aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF and $500 in aggregate was charged for supervision fees of the LNG carrier, Tenergy and the DP2 shuttle tanker, Porto in the first half of 2023.

Tsakos Shipping for chartering services rendered charged $2,564 for the second quarter of 2024 compared to $2,687 for the prior year second quarter. For the first half of 2024, the charge amounted to $5,102 compared to $5,924 for the prior year first half.

The amount due to Tsakos Shipping as commercial manager as of June 30, 2024, was $3,348 ($1,501 at December 31, 2023). There is also as of June 30, 2024, an amount of $423 ($667 at December 31, 2023) due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurances through Argosy, a captive insurance company affiliated with Tsakos Shipping. During the six-month period ended June 2024, the Company incurred insurance recoveries from loss of hire recorded in voyage revenues amounting to $1,229 and $3,593 for the prior year first half and insurance recoveries from damages to fixed assets recorded in vessel operating expenses of $6,820 and $3,216 for the prior year first half, presented in the accompanying consolidated statements of comprehensive income, respectively. For the second quarter of 2024, Argosy, for services rendered, charged $3,796 compared to $3,351 for the prior year quarter. For the first half of 2024, charges amounted to $7,058 compared to $6,642 for the prior year first half.

The amount due to Argosy as at June 30, 2024, was $3,535 ($2,468 at December 31, 2023). There is also an amount of $1,252 ($328 at December 31, 2023) due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. For the second quarter of 2024, AirMania, for services rendered, charged $1,610 compared to $1,661 in the prior year quarter. For the first half of 2024, charges amounted to $3,533 compared to $3,223 for the prior year's first half.

The amount due to AirMania as of June 30, 2024, was $569 ($530 at December 31, 2023).

3. Revenue from contracts with customers

Voyage charters and contracts of affreightment: Revenues from voyage charters and contracts of affreightment amounted to $67,525 and $84,234 for the second quarters of 2024 and 2023, respectively, and $135,285 for the first half of 2024, compared to $209,184 for the prior year first half.

Time, bareboat charters and pooling arrangements: Revenues from time charter hire arrangements amounted to $146,530 and $137,220 for the second quarters of 2024 and 2023, respectively, and $280,359 for the first half of 2024, compared to $273,483 for the prior year first half.

Unearned revenue: Unearned revenue represents cash received within the reporting period, for which related service has not been provided. It primary relates to charter hire received in advance at the amount of $10,605 as of June 30, 2024 ($17,391 at December 31, 2023) and to revenue resulting from charter agreements with varying rates at the amount of $7,043 as of June 30, 2024 ($14,511 at December 31, 2023).

F- 11

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

4. Right-of-use assets and lease liabilities

Operating leases

On December 21, 2020, the Company commenced a five-year sale and leaseback agreement for the aframax tanker Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller's credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of June 30, 2024, the Company has classified the seller's credit, as long-term receivable amounting to $4,345. In accordance with ASC 842, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40 The financial liability recognized for aframax tanker Sakura Princess was $1,637 (current portion $1,080 and non-current portion $557) as of June 30, 2024, and $2,164 (current portion $1,067 and non-current portion $1,097) as of December 31, 2023.

On June 21, 2021, the Company commenced a five-year sale and leaseback agreement for each of the two suezmax tankers, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller's credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of June 30, 2024, the Company has classified the seller's credit, as long-term receivable amounting to $8,097. In accordance with ASC 842, the Company accounts for the transaction as an operating lease.

At June 30, 2024 and December 31, 2023, the Company assessed the recoverability of the seller's credits and there was no indication of impairment.

As at June 30, 2024, the Company recognized on its consolidated balance sheets a right-of-use asset of $17,709 for the two suezmax tankers, Arctic and Antarctic, $4,169 for the aframax tanker Sakura Princess, respectively, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the three right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not made any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating leases was 2.54% for the sale and leaseback agreement of the aframax tanker, Sakura Princess and 2.98% for the sale and leaseback agreement of the two suezmax tankers Arctic and Antarctic and the respective weighted average remaining lease term was 1.48 and 1.99 years, respectively, as at June 30, 2024 and 1.98 and 2.49 years, respectively, as at December 31, 2023.

As at June 30, 2024 and December 31, 2023, both the right-of use assets and the corresponding obligation under operating leases were $21,878 (current portion $11,790 and non-current portion $10,088) and $36,969 (current portion $21,031 and non-current portion $15,937), respectively.

Period/ Year	Lease Commitment
July 1 to December 31, 2024	$7,659
2025	15,332
2026	4,992
Minimum net lease payments	$27,983
Less: present value discount	(4,468)
Total obligations under operating leases and financial liability (current and non-current portion)	$23,515

The Company has subleased all three vessels (Arctic, Antarctic, Sakura Princess) and recognized sublease revenue, net of voyage expenses of $9,421, for the second quarter of 2024, compared to five vessels (Archangel, Alaska, Arctic, Antarctic, Sakura Princess) with recognized sublease revenue, net of voyage expenses of $19,856 for the second quarter of 2023. The amount of $18,458 was recognized for the first half of 2024 for all three vessels, compared to $49,540 in the prior year first half for five vessels.

F- 12

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

Finance leases

On January 9, 2020, the Company commenced a five-year sale and leaseback agreement for each of the two suezmax tankers, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there was a seller’s credit of $11,800 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On May 31, 2024, the Company signed an addendum in the bareboat agreement for each of the two suezmax tankers, Archangel and Alaska, to repurchase both vessels. In accordance with ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease. As of the effective date of the modification, the corresponding lease liability under finance leases was remeasured to $43,316, including the application of the seller’s credit of $11,800 as a prepayment to repurchase the vessels upon exercise of the repurchase options, During the first half of 2024, the lease liability under finance leases was reduced by $918 to reflect the lease payments made during the period and increased by an interest expense of $261, resulting in a total lease liability of $42,659 as at June 30, 2024. In addition, as of the effective date of the modification, the right-of-use-assets were adjusted, upon remeasurement of the lease liability resulting in total amount of $55,116. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated remaining economic lives of the vessels and is presented in the Company’s consolidated statements of comprehensive income under depreciation and amortization. The Company’s right-of-use-assets were amortized by $707, resulting in a total amount of $54,409 as at June 30, 2024. The incremental borrowing rate used to determine the right-of-use assets and the obligations under finance leases was 7.1%. The weighted average remaining lease term for each of the two suezmax tankers, Archangel and Alaska was 0.53 years, as at June 30, 2024. On July 19, 2024 and August 22, 2024, the Company repurchased Alaska and Archangel, respectively, at a purchase price of $21,000 each, net of the seller’s credit amount of $5,900 for each vessel.

The annual lease payments as at June 30, 2024 are as follows:

Period	Lease Commitment
July 1 to December 31, 2024	$42,918
Minimum net lease payments	42,918
Less: Discounting effect	(259)
Total Obligations under finance leases	$42,659

The Company has subleased both vessels (Archangel and Alaska), the amount of $7,089 and $1,399 was recognized as sublease revenue, net of voyage expenses for the operating lease period (January 1, 2024 until May 31, 2024) and the finance lease period, respectively (May 31, 2024 until June 30, 2024).

5. Vessels

Acquisitions

On January 11 and 19, 2024 the Company took delivery of its newbuilding aframax tankers Chios DF (Simel Navigation Co.) and Ithaki DF (Torvi Marine Corp.), respectively, for an aggregate cost of $156,649. During the first half of 2024, the Company acquired four aframax tankers DF Montmartre, Alpes, DF Mystras, Aspen, and the suezmax tanker Poppy S., for an aggregate cost of $350,000. In the first half of 2023, the Company acquired the two suezmax tankers, Eurochampion 2004 and Euronike, that were previously classified as finance leases.

Sales

During the second quarter of 2024, the Company sold its suezmax tanker Euronike, the aframax tankers Izumo Princess and Nippon Princess and its LNG carrier Neo Energy, realizing total net gain of $32,495. During the second quarter of 2023, there were no vessel sales.

During the first half of 2024, the Company sold its suezmax tankers Eurochampion 2004 and Euronike, the aframax tankers Izumo Princess and Nippon Princess and its LNG carrier Neo Energy, realizing total net gain of $48,662. During the first half of 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon and its handysize tankers, Arion, Amphitrite, realizing total gains of $81,198.

Impairment

As of June 30, 2024, and December 31, 2023, the Company reviewed the carrying amount including any unamortized dry-docking costs in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and right-of-use-assets. As of June 30, 2024, this review did not indicate an impairment charge. As of December 31, 2023, this review indicated an impairment charge of $26,367 for the LNG carrier Neo Energy, and has been recorded in the consolidated statements of comprehensive income for the year ended December 31, 2023.

6. Deferred charges and leasehold improvements

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $32,337 and $33,682, at June 30, 2024 and December 31, 2023, respectively. Leasehold improvements amounted to $5,779 at June 30, 2024 for the suezmax tankers Archangel, Alaska, Arctic, Antarctic, and the aframax tanker Sakura Princess and $4,631, at December 31, 2023. Amortization of deferred dry-docking costs and of leasehold improvements is included in depreciation and amortization in the accompanying consolidated statements of comprehensive income.

F- 13

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

7. Long-term debt and other financial liabilities

Long-term debt

Facility	June 30, 2024	December 31, 2023
Loans	$1,636,430	$1,411,779
Less: Deferred finance costs, net	(9,483)	(8,046)
Total long-term debt	1,626,947	1,403,733
Less: Current portion of debt	(243,501)	(185,516)
Add: Deferred finance costs, current portion	3,036	2,532
Long-term debt, net of current portion and deferred finance costs	$1,386,482	$1,220,749

Loan balances outstanding at June 30, 2024, amounted to $1,636,430. These bank loans are payable in U.S. Dollars in semi-annual installments, with balloon payments due at maturity between December 2024 and December 2032. Interest rates on the outstanding loans as at June 30, 2024, are based on Secured Overnight Financing Rate (“SOFR”) plus a spread.

On March 1, 2024, the Company signed a new five-year loan agreement amounting to $245,000 to finance the acquisition of the five vessels, Alpes, Poppy S., Aspen, DF Mystras and DF Montmartre. The new loan is repayable in ten semi-annual installments of i) $2,012.5, commencing six months after the delivery of the vessel, plus a balloon of $28,175 payable together with the last installment, for each of the vessels Alpes and Poppy S., respectively, ii) $1,615.5, commencing six months after the delivery of the vessel, plus a balloon of $25,845 payable together with the last installment, for vessel Aspen, and iii) $1,565, commencing six months after the delivery of the vessel, plus a balloon of $37,550 payable together with the last installment, for each of the vessels DF Mystras and DF Montmartre, respectively.

On March 13, 2024, the Company signed a new seven-year loan agreement amounting to $103,456 relating to the pre- and post- delivery financing of the under construction DP2 suezmax shuttle tanker Athens 04. The new loan is repayable in fourteen semi-annual installments of $2,873.77, commencing six months after the delivery of the vessel, plus a balloon of $63,223.108 payable together with the last installment. The first drawdown of $12,932 was made on July 15, 2024, for the payment of the third installment of the shipbuilding yard.

On May 31, 2024, signed an addendum on the existing loan agreement relating to the refinancing of the panamax tankers, Selini  and Salamina. Based on the addendum, the loan is repayable in two semi-annual installments of $2,308.8, commencing six months after the date signed, plus a balloon of $2,308.8.

On May 31, 2024, the Company prepaid the amount of $28,147 to the lender due to sale of its LNG carrier Neo Energy.

On August 30, 2024, the Company signed a seven-year loan agreement amounting to $111,776 relating to the pre- and post- delivery financing of the under construction DP2 suezmax shuttle tanker Anfield. The new loan is repayable in fourteen semi-annual installments of $3,000, commencing six months after the delivery of the vessel, plus a balloon of $69,776 payable together with the last installment. The first drawdown of $14,903.5 was made on September 5, 2024, for the payment of the second installment of the shipbuilding yard.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2024	7.09%	Six months ended June 30, 2024	7.17%
Three months ended June 30, 2023	6.65%	Six months ended June 30, 2023	6.54%

F- 14

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

The bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends if an event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $123,045 at June 30, 2024 and $75,026 at December 31, 2023, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels' outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Two loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted.

As of June 30, 2024, the Company and its wholly and majority owned subsidiaries had thirty-two loan agreements, with an aggregate principal amount outstanding thereunder totaling $1,636,430. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements as at June 30, 2024. The Company's liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after June 30, 2024, are as follows:

Period/ Year	Amount
July to December 2024	$109,478
2025	242,190
2026	246,744
2027	376,846
2028	229,148
2029 and thereafter	432,024
$1,636,430

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2024	December 31, 2023
Other financial liabilities	$156,249	$160,912
Less: Deferred finance costs, net	(1,817)	(1,988)
Total other financial liabilities	154,432	158,924
Less: Current portion of other financial liabilities	(9,328)	(9,328)
Add: Deferred finance costs, current portion	325	338
Other financial liabilities, net of current portion and deferred finance costs	$145,429	$149,934

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. On January 12, 2022, the Company took delivery of the LNG carrier Tenergy and chartered it back on a bareboat basis, having a purchase obligation at the end of the tenth anniversary, as well as options to repurchase the vessel at any time following the fifth anniversary of the commencement date. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheets and accounted for the amounts received under the sale and leaseback agreement as other financial liabilities. The financing arrangement is repayable in forty quarterly installments of $2,332, commencing three months after the drawdown date, plus a put option of $83,955 payable together with the last installment. The agreement has no covenants.

The annual principal payments of other financial liabilities required to be made after June 30, 2024, are as follows:

Period/ Year	Amount
July to December 2024	$4,665
2025	9,328
2026	9,328
2027	9,328
2028	9,328
2029 and thereafter	114,272
$156,249

F- 15

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

8. Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest expense	31,437	26,252	60,931	51,340
Less: Interest capitalized	(1,802)	(1,166)	(3,245)	(2,090)
Interest expense, net	29,635	25,086	57,686	49,250
Bunkers and CO2 emissions swaps cash settlements	(521)	—	(1,119)	—
Amortization of deferred finance costs	1,055	874	1,872	2,083
Bank charges	59	67	60	136
Amortization of deferred gain on termination of financial instruments	(882)	(1,313)	(2,094)	(2,611)
Interest expense on redeemable preferred shares	—	663	—	663
Change in fair value of non-hedging financial instruments	707	(1,043)	(1,207)	(673)
Net total	30,053	24,334	55,198	48,848

Interest and finance costs were $31,437 for the second quarter of 2024, compared to $26,252 for the second quarter of 2023. For the six months ended June 30, 2024, interest and finance costs were $60,931 compared to $51,340 for the six months ended June 30, 2023.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $1,802 and $3,245 for the three and six-month periods ended June 30, 2024, compared to $1,166 and $2,090 for the equivalent periods of 2023.

In 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps. The collected amounts are presented in accumulated other comprehensive income and are amortized until the expiry date of each interest rate swap. For the second quarter of 2024, amortization of deferred gain on termination of hedging interest rate swaps amounted to $882 (positive) and $1,313 (positive) for the prior year's second quarter. For the first half of 2024, amortization of deferred gain on termination of hedging interest rate swaps amounted to $2,094 (positive) and $2,611 (positive) for the prior year's first half.

At June 30, 2024 and 2023, the Company held one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap and its change in fair value has been included in the change in fair value of non-hedging financial instruments. The fair value of this swap agreement at June 30, 2024, was $708 (positive). The change in fair value amounted to $210 (negative) for the second quarter of 2024 and $1,046 (positive) for the prior year's second quarter. The change in fair value amounted to $586 (positive) for the six-month period of 2024 and $676 (positive) for the prior year's first half.

During the first half of 2024, the Company entered into eight bunker agreements and three CO2 emission agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively with maturity dates between July through December 2024. As at June 30, 2024, the Company held eleven bunker agreements and five CO2 emission agreements (eight bunker agreements and two CO2 emission agreements at December 31, 2023). The fair value of those agreements was $1,156 (positive) and $ 535 (positive) as at June 30, 2024 and December 31, 2023, respectively. The change in fair value amounted to $497 (negative) for the three-month period of 2024 and has been included in the change in fair value of non-hedging financial instruments. The change in the fair values for the first half of 2024 was $621 (positive). During the first half of 2024, the total cash received for those agreements amounted to $1,119. For the second quarter of 2024, the total cash received for those agreements amounted to $521.

During the first half of 2023, the Company entered into two bunker agreements and two CO2 emission agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively. The change in the fair values as of June 30, 2023, was $3 (negative) both for the three-month and the six-month period of 2023, respectively and has been included in the change in fair value of non-hedging financial instruments.

For the second quarter of 2024 and 2023, the Company has written-off unamortized deferred finance costs of $176 and $133, respectively, according to debt extinguishment guidance of ASC 470-50, included in amortization of deferred finance costs in the above table. During the first half of 2024 and 2023, the Company has written-off unamortized deferred finance costs of $176 and $430, respectively.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $663, were recognized as interest expense.

F- 16

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

9. Stockholders' Equity

During the first half of 2024 and 2023, the Company had no issuance of shares.

On January 30, 2024, and April 30, 2024, the Company paid dividends of $0.59375 per share, $8,012 in aggregate, on its 9.50% Series F Preferred Shares.

On February 28, 2024, and May 28, 2024, the Company paid dividends of $0.57812 per share $5,488 in total, on its Series E Preferred Shares.

On March 27, 2024, the Company declared the first semi-annual dividend of $0.60 per common share, $17,705 in total, was paid on July 18, 2024. On March 16, 2023, the Company declared an annual dividend of $0.60 per common share, $0.30 per common share paid, $8,856 in total, on June 15, 2023, and $0.30 per common share, $8,850 in total, paid on December 19, 2023.

On May 30, 2023, the Company declared the redemption of all of its 3,517,061 Series D Preferred Shares, $25.00 per share and the payment of the final dividend of $0.243056 per share, on the same date, July 7, 2023. Upon declaration, the Company re-classified an amount equal to the fair value of the Series D Preferred Shares from equity to current liabilities. The difference between the carrying value and the fair value of the Series D Preferred Shares, amounting to $3,256, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Earnings per Common Share in 2023 (Note 11).

10. Accumulated other comprehensive income

In the first half of 2024, accumulated other comprehensive income decreased with unrealized loss of $1,991, compared to $2,628, in the respective prior year period, which resulted mainly from unrealized loss from the amortization of deferred gain on termination of hedging financial instruments.

11. Earnings per common share

The computation of basic and diluted earnings per share is based on the weighted average number of common shares outstanding during the period:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Numerator
Net income attributable to Tsakos Energy Navigation Limited	$76,386	$60,641	$130,422	$237,196
Preferred share dividends Series D	—	(1,924)	—	(3,848)
Preferred share dividends Series E	(2,744)	(2,743)	(5,488)	(5,486)
Preferred share dividends Series F	(4,006)	(4,006)	(8,012)	(8,012)
Deemed dividend on redeemable Series D preferred shares	—	(3,256)	—	(3,256)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	69,636	48,712	116,922	216,594
Denominator
Weighted average number of shares basic and diluted	29,505,603	29,505,603	29,505,603	29,505,603
Earnings per share attributable to Tsakos Energy Navigation Limited, basic and diluted	$2.36	$1.65	$3.96	$7.34

F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

12. Commitments and Contingencies

As of June 30, 2024, the Company had ten vessels under construction, three DP2 shuttle tankers, two suezmax tankers, two MR tankers and three LR1 tankers.

The total contracted amount remaining to be paid for the ten vessels under construction plus the extra costs agreed as of June 30, 2024, was $722,105. The amount of $113,477 is due to be paid within the second half of 2024, the amount of $320,344 in 2025, the amount of $175,914 in 2026 and the amount of $112,370 in 2027.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company's vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company's results from operations or financial condition.

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. Starting in 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission (“SEC”) investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company investigated these matters. The Company is always committed to doing business in accordance with anti-corruption laws and cooperated with these agencies. In June 2024, the SEC informed the Company that it had terminated its investigation.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2024, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Period/ Year	Amount
July 1 to December 31, 2024	$266,724
2025	350,041
2026	229,276
2027	148,075
2028	100,231
2029 to 2039	263,883
Minimum charter revenues	$1,358,230

These amounts do not assume any off-hire.

13. Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate loans and financial liabilities as described in Notes 7, 8 and 9.

(b)	Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, long-term receivables related to seller's credits under sale and leaseback transactions, investments in debt securities, time deposits and treasury bills and derivatives.

The Company places its investments, consisting mostly of time deposits and treasury bills, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivables related to seller's credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheets approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease periods.

F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

(c)	Fair value: The carrying amounts reflected in the accompanying interim consolidated balance sheets of cash and cash equivalents, restricted cash, trade receivables, margin deposits, time deposits and treasury bills, accounts payable, and due from/to related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term debt and other financial liabilities with variable interest rates approximates the recorded values, generally due to their variable interest rates. The carrying value of investments in debt securities and the long-term receivables related to seller's credits under sale and leaseback transactions approximate their fair value.

The fair values of the interest rate swap agreements, bunker and CO2 swap agreements and liabilities assumed from time charters attached discussed in Note 8 and Note 14, respectively, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves, market rates and other items that allow value to be determined.

The fair value of the impaired LNG carrier Neo Energy discussed in Note 5 as at December 31, 2023, was determined through Level 3 inputs of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management through a combination of future discounted net operating cash flows and third-party valuations, (non-recurring basis).

The estimated fair values of the Company's financial instruments, other than derivatives as of June 30, 2024, and December 31, 2023, are as follows:

	Carrying Amount June 30, 2024	Fair Value June 30, 2024	Carrying Amount December 31, 2023	Fair Value December 31, 2023
Financial assets (liabilities)
Cash and cash equivalents	377,270	377,270	372,032	372,032
Restricted cash	4,651	4,651	4,662	4,662
Margin deposits	4,270	4,270	4,270	4,270
Time deposits and treasury bills	94,505	94,505	—	—
Long-term receivable	12,442	12,442	23,812	23,812
Investments in debt securities	10,086	10,086	5,064	5,064
Debt and other financial liabilities	(1,792,679)	(1,792,679)	(1,572,692)	(1,572,692)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of June 30, 2024, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270 ($4,270 as of December 31, 2023), which is recorded within margin deposits in the accompanying consolidated balance sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheets on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheets on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of comprehensive income or in the consolidated balance sheets, as a component of accumulated other comprehensive income.

		Asset Derivatives		Liability Derivatives
		June 30, 2024	December 31,2023	June 30, 2024	December 31, 2023
	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	670	646	—	—
	Financial instruments - Fair value, net of current portion	38	—	—	524
Bunker and CO2 swaps	Current portion of financial instruments - Fair value	1,370	607	214	72
Subtotal		2,078	1,253	214	596
Total derivatives		2,078	1,253	214	596

Derivatives - Net effect on the consolidated statements of comprehensive income

	Gain (Loss) Recognized in Accumulated Other Comprehensive Income on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2024	2023	2024	2023
Interest rate swaps	22	—	45	(132)
Reclassification to Interest and finance costs, net due to de-designations	(882)	(1,313)	(2,094)	(2,611)
Reclassification to depreciation expense	29	123	58	115
Total	(831)	(1,190)	(1,991)	(2,628)

F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

Derivatives – Net effect on the consolidated statement of comprehensive income

		Net Realized and Unrealized Gain (Loss) recognized on Statement of Other Comprehensive Income
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2024	2023	2024	2023
Interest rate swaps	Interest and finance costs, net	(210)	1,046	587	676
Bunker and CO2 swaps	Interest and finance costs, net	(497)	(3)	620	(3)
Total		(707)	1,043	1,207	673

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2024, and December 31, 2023, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	June 30, 2024	December 31, 2023
Interest rate swaps	587	122
Bunker and CO2 swaps	620	535
Total	1,207	657

14. Liabilities assumed from time charters attached

Upon acquisition of the four aframax tankers, DF Montmartre, Alpes, DF Mystras, Aspen, and the suezmax tanker Poppy S., with time charter agreements attached, the Company recognized a liability of $39,843, being the present value of the difference between the existing charter rates and the market rates on the acquisition date of each vessel, included in liabilities assumed from time charters attached in the accompanying consolidated balance sheets as of June 30, 2024. For each of the second quarter and the first half of 2024, the amortization of liabilities assumed from time charters attached amounted to $6,276, compared to $nil for the prior year second quarter and first half. The amortization of liabilities assumed from time charters attached is included in voyage revenues in the accompanying consolidated statements of comprehensive income.

The unamortized balance of the liability as of June 30, 2024 is expected to be amortized over the weighted average period of 1.6 years as follows:

Period/ Year	Amount
July 1 to December 31, 2024	$10,928
2025	15,153
2026	4,906
2027	2,580
Liabilities assumed from time charters attached	$33,567

15. Subsequent Events

The Company evaluated subsequent events (other than those disclosed above), until the date these interim condensed consolidated financial statements were available to be issued.

(a)	On July 24, 2024, 625,000 restricted common shares were granted under the 2024 Plan to Company directors, officers as well as other employees and persons who provide services to the Company and its subsidiaries and employees of any management company. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions as follows: 25% of the shares granted to each recipient on January 1, 2025, 25% to vest on July 1, 2025, 25% to vest on January 1, 2026, and 25% to vest on July 1, 2026.

(b)	On July 30, 2024, the Company paid dividends of $0.59375 per share on its 9.50% Series F Preferred Shares.

(c)	On August 27, 2024, the Company signed two shipbuilding contracts for the construction of two LR1 tankers (Hull 0307385 and Hull 0307386).

(d)	On August 28, 2024, the Company paid dividends of $0.57812 per share on its 9.25% Series E Preferred Shares.

(e)	On September 11, 2024, the Company declared its second semi-annual dividend of $0.90 per common share with payment date to be announced later.

F- 20

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S.Dollars, except for share and per share data, unless otherwise stated)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 08, 2024

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Chief Financial Officer

F- 21